UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Daplie, Inc.

Legal status of issuer Form
Corporation

Jurisdiction of Incorporation/Organization
Utah

Date of organization
August 12, 2015

Physical address of issuer
560 S. 100 W., Suite 1
Provo, UT 84601

Website of issuer
https://daplie.com

Name of intermediary through which the offering will be conducted
Wefunder Portal, LLC

CIK number of intermediary
0001670254

SEC file number of intermediary
007-00033

CRD number, if applicable, of intermediary
283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Shares of Class A Common Stock

Target number of securities to be offered
20,000

Price (or method for determining price)
$5.00 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☒ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
December 31, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

FINANCIAL SUMMARY

	Fiscal Year Ended December 31, 2015	**Prior fiscal year-end**
Total Assets	$22,840.00	$0.00
Cash & Cash Equivalents	$19,340.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$422.00	$0.00
Long-term Debt	$40,552.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Accumulated Deficit	-$22,778.00	$0.00

Current number of employees
2

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


October 13, 2016

FORM C

Up to $500,000.00

Daplie, Inc.


Class A Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Daplie, Inc., a Utah Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). Purchasers which invest $100 or more shall be entitled to receive shares of Class A Common Stock with the accompanying voting rights. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*"[ ]. In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement.

Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Wefunder Portal, LLC as (the "Intermediary").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$5.00	$0.15	$ 4.85
Aggregate Minimum Offering Amount	$100,000.00	$3,000.00	$ 97,000.00
Aggregate Maximum Offering Amount	$500,000.00	$ 15,000.00	$ 485,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   Wefunder Portal, LLC will receive 3% of the total proceeds received.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange

Commission nor any state securities authority has not made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 13, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR THEIR CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than August 31, 2017. Once posted, the annual report may be found on the Company's website at: http://daplie.com/annual-report. The Company must continue to comply with the ongoing reporting requirements until: the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; the Company has filed at least three annual reports pursuant to Regulation CF; the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

I. SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Daplie, Inc. (the "Company") is a Utah Corporation, organized on August 12, 2015 for the purpose of developing, marketing and promoting its personal server technologies. The Company is located at 560 S. 100 W., Suite 1, Provo, UT 84601 and the Company's website is https://daplie.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

A. The Business

Daplie, Inc. is a Utah Corporation that creates simple and useful technology that helps champion the digital rights of our product owners. Daplie believes that individuals are the ultimate creators and proprietors of their digital content and online identity. Daplie is developing the personal server to empower owners to easily take back their digital Identity, Data, and Connection to their home from "the cloud." Daplie does this by building an in-home server for the general consumer that requires no technical expertise to set up, use, or maintain that contains all of the required technical and Internet infrastructure to easily connect the owner to their devices and personal data, stored in-home, securely, from anywhere with an internet connection. This means that user will not need to sacrifice convenience for privacy as data would no longer be transferred through third-party hosted data centers in someone else's "cloud" and, therefore, no other company, including Daplie, has access or oversight over the data transferred on the personal server. This directly empowers the owner to take back ownership, privacy, and access of their Identity, Data, and Connection to their home from corporations, governments, and other potential threats. Cloud by Daplie creates opportunity for human experience to be saved, shared, and enjoyed as naturally as if the digital world were tangible – personal and private, or sharable to only those you explicitly trust.

Much like the personal computer revolution of the 1970's, Daplie believes that the technology industry is poised for yet another revolution that will make home servers a permanent domestic fixture with every home soon to have its own cloud. The Company designs, manufactures, and markets personally hosted and managed cloud servers which offers a secure and direct connection to the home and back up to an array of owner-chosen trusted devices. Daplie is building a more personal internet, one in which the owner of Cloud by Daplie maintains autonomy in online identity, online cloud storage, and online connection to home and family.

B. The Offering

Minimum amount of Common Stock being offered	20,000
Total Common Stock (Class A) outstanding after offering (if minimum amount reached)	983,457
Maximum amount of Common Stock being offered	100,000
Total Common Stock (Class A) outstanding after offering (if maximum amount reached)	1,063,457
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00 (20 shares of Common Stock)
Offering deadline	December 31, 2016
Use of proceeds	See the description of the use of proceeds on page 38 hereof.
Voting Rights	Subscribers who receive Class A Common Stock will have voting rights.

II. RISK FACTORS

A. Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on the development of our personal server and cloud data storage technology. While we intend to generate revenue in the future through the sale of our products, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements, but will delay our roll out and may require us to seek additional financing, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development and manufacturing;
* Sales and marketing efforts to bring our products to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Utah on August 12, 2015. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed

operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the data storage software and hardware industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, including Google, Microsoft and

many other major companies. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would   adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. In addition, we face the following risks associated with the manufacturing, development and marketing of our products:

- *risk of non-completion of software development*
- *risk of non-completion of hardware development*
- *risk of large competitors pursuing our general business model or go-to market strategy*
- *risk of final unit cost of hardware product unknown*
- *risks associated with being undecided on final manufacturing partner*
- *risks associated with retailers choosing not to place product on shelves*

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Bryson Hill, Alvin O'Neal, and Joshua M. Isabell who are Chief Executive Officer, Chief Technology Officer, and Consultant and Director of the Company. The Company has or intends to enter into employment agreements with Bryson Hill and Alvin O'Neal although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Bryson Hill, Alvin O'Neal, and Joshua M. Isabell and other key employees or consultants or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.

We rely on the protection of patent, trademark, copyright and other intellectual property protection rights. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to

initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management\'s attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party\'s proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management\'s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Bryson Hill, Alvin O'Neal, and Joshua M. Isabell in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Bryson Hill, Alvin O'Neal, and Joshua M. Isabell die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income

based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. We have applied for a provisions patent to protect certain aspects of our technology and plan to apply for additional patents. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors,

which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires

24

substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement

new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of

commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our products and misappropriate or compromise confidential information of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software, hardware and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common

27

components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company will depend on the performance of distributors, retailers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. These include "big box" wholesalers and retailers whom have relationships with other more established and better capitalized manufacturers and distributors, who may be able to provide incentives or quantity discounts to such wholesalers and distributors.

B. Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. State securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Common Stock. Because the shares of the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any

investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 67% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Utah law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.

Purchasers do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized

and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

III.   BUSINESS

A. Description of the Business

Daplie, Inc. is a Utah Corporation that creates simple and useful technology that helps champion the digital rights of our product owners. Daplie is developing the personal server with personalized, accessible storage that provides peace of mind and control of data by the customer. Through current

Daplie products, user data will no longer be transferred through third-party hosted data centers in someone else's "cloud." Instead, Daplie is the cloud you own. Cloud by Daplie creates opportunity for human experience to be saved, shared, and enjoyed as naturally as if the digital world were tangible. Daplie believes that individuals are the ultimate creators and proprietors of their digital content. Much like the personal computer revolution of the 1970's, Daplie believes that the technology industry is poised for yet another revolution that will make home servers a permanent domestic fixture with every home soon have its own cloud.

B. Business Plan

Daplie produces easy to use hardware and software that powers a plug and play in-home personal server. By having a server and all required software on the device at home, along with an owner chosen domain name, Daplie empowers the customer to maintain complete autonomy, ownership and control. Currently, Daplie has two primary offerings. The first is Daplie Domains. This service allows customers to purchase domains and easily manage distributed devices. In the past, it has been difficult to configure DNS settings for an average person. Experienced IT professionals were needed to complete the task. Daplie Domains automatically connects the distributed servers with the domain name, monitors any network changes, and configures the SSL certificates on the servers at no additional cost.

The second offering is Cloud by Daplie. This product offers owners a technology that enables them to have full ownership over their digital life through a localized and self-contained server. This server has a distributed user and device authentication system and a scalable application and services architecture. Data storage is easily extensible by adding stackable storage. The product offers secure and direct connection to devices in the home, the ability to securely sync and back up files from multiple devices and access the system across public connections, a one-time hardware and software fee, and a permanent and personalized web address to call a digital home. Cloud by Daplie also allows users to back up their entire cloud on the cloud of another Daplie owner who they know and trust. Daplie does not deal in offsite servers, shared server space, and complicated legal releases. Daplie customers own outright both the hardware and software needed to store all of their content in a single, easily accessible location. Simply stated, Daplie users choose a custom URL that is automatically configured and they can then use that URL to access the content on their personal server from any device, anywhere. That URL is the digital address of their physical server. The general idea is Cloud is more similar to an iPad with apps that stores your data that is also accessible from any device that connected to the Internet. Every time we employ technology we are digital creators. Especially in our personal lives and within our private residences, we should have the peace of mind that our creations belong to us and cannot be bought, used, manipulated or owned by anyone else without our express permission. We see that owners of technology companies have created users out of those who unknowingly trade convenience for ownership. Instead, we should be the masters of our domain. Daplie is the ultimate champion of creators' digital rights. It is the combination of Daplie Domains and Cloud by Daplie that enables us to offer "A home for your digital life, address included."

C. History of the Business

The Company was incorporated as a Utah corporation by Bryson Hill in August 2015 for the initial

purpose of developing, marketing and selling its personal cloud servers and data management storage and management systems.

D. The Company's Products and/or Services

Daplie produces easy to use hardware and software that powers a plug and play in-home personal server. By having a server and all required software on the device at home, along with an owner chosen domain name, Daplie empowers the customer to maintain complete autonomy, ownership and control. Currently, Daplie has two primary offerings. The first is Daplie Domains. This service allows customers to purchase domains and easily manage distributed devices. In the past, it has been difficult to configure DNS settings for an average person. Experienced IT professionals were needed to complete the task. Daplie Domains automatically connects the distributed servers with the domain name, monitors any network changes, and configures the SSL certificates on the servers at no additional cost. The second offering is Cloud by Daplie.

This product offers owners a technology that enables them to have full ownership over their digital life through a localized and self-contained server. This server has a distributed user and device authentication system and a scalable application and services architecture. Data storage is easily extensible by adding stackable storage. The product offers secure and direct connection to devices in the home, the ability to securely sync and back up files from multiple devices and access the system across public connections, a one-time hardware and software fee, and a permanent and personalized web address to call a digital home. Cloud by Daplie also allows users to back up their entire cloud on the cloud of another Daplie owner who they know and trust. Daplie does not deal in offsite servers, shared server space, and complicated legal releases. Daplie customers own outright both the hardware and software needed to store all of their content in a single, easily accessible location. Simply stated, Daplie users choose a custom URL that is automatically configured and they can then use that URL to access the content on their personal server from any device, anywhere. That URL is the digital address of their physical server. The general idea is Cloud is more similar to an iPad with apps that stores your data that is also accessible from any device that connected to the Internet. Every time we employ technology we are digital creators. Especially in our personal lives and within our private residences, we should have the peace of mind that our creations belong to us and cannot be bought, used, manipulated or owned by anyone else without our express permission. We see that owners of technology companies have created users out of those who unknowingly trade convenience for ownership. Instead, we should be the masters of our domain. Daplie is the ultimate champion of creators' digital rights. It is the combination of Daplie Domains and Cloud by Daplie that enables us to offer "A home for your digital life, address included."

Daplie is a company that offers products and services for each of us as individual digital content creators and proprietors. Our product is designed for consumers and small businesses. In fact, many of our customers will be consumers who are looking for a way to own and manage their digital content without having to share it with a big business. Daplie will not have any access whatsoever to our customer data. Our customer is any person who creates digital content and wants a place to easily access, store, and share that digital content from anywhere they have internet and across any device. We are talking about regular people, families, and professionals who want to be able to easily access, store and share their personal data. Our customers are those who own and care about

digital content and wish to continue to own and control that content.

E. Competition

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

The Company's primary competitors are third party data storage service providers including cloud based storage solutions such as Apple iCloud, Google, Dropbox and Box and network- detached storage device providers such as Synology, Qnap and Drobo. Manufacturers and sellers of external hard drives can also be considered indirect competitors.

Generally speaking, any company that is currently storing personal digital content could be considered a competitor. This includes data that is stored both on public cloud servers and also data stored on personal storage devices at home. There are many places that people currently host their digital life. Social media, public clouds, and personal computing and storage devices could generally be considered competitors. With most storage systems customers are not knowledgeable about where their content is being held, who has responsibility for it or can have access to it.

Cloud by Daplie is a personal server where people can host and share their personal data. There are currently a number of companies that offer a network attached storage device. Only a very select few of these companies allow users to configure a user-chosen domain name to the device or to expand storage at a fixed cost. This process is often cumbersome and requires considerable expertise to set up. Companies that offer services like this include: Synology, Qnap, & Drobo. These devices are considered network-detached storage. With technical expertise they can be configured as personal servers. Unlike these competitors, Daplie's configuration is automated and easy to use. No technical expertise is required. Setup, syncing and file access are simple enough for the least tech savvy customers to manage.

External computer hard drives can also be considered indirect competitors. They are places where people store their personal data. These devices usually require physical proximity to access the contents. The device must be connected directly to the computer to access it. However, some of these hard drive manufacturers now has functionality that allows access via the manufacturers data center. Companies that offer services like this include: Western Digital MyCloud, Seagate Personal Cloud, and Space Monkey.

F. Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources,

many of which are outside of the United States. In addition, the Company competes for various components with other participants in the data storage markets. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

Initially, we will focus on marketing to households in the United States before considering an international presence. Daplie households must have Internet access. According to the 2014 U.S. Census, around 70% of households in the United States have broadband Internet access. Total U.S. households are estimated to be around 116 million. At around 70%, the total households with Internet are around 86 million. This means that the total addressable market is at least 86 million homes. The amount of consumer data stored is staggering. Some estimates show that consumer data has now surpassed multiple zettabytes (or trillions of gigabytes). The global personal cloud market is forecast to generate revenue of $80 billion by 2020. The potential customer base is broad and enormous.

Below are 5 examples of potential customers and what Daplie could offer them.

Secure Steve

Secure Steve is 65, lives in MN and works as a painter. He drives a Ford van, and shops at Savers. Steve feels passionate about personal responsibility, earned value, traditional values and loyalty. Making sure the things he owns, creates and is responsible for in the analog or digital worlds are of utmost importance to him. What is his digital profile? Steve is a prolific creator of family photos, work and financial documents, and is an avid user of digital services like Roku. He also has an iMac and iPhone, and loves sharing iCloud photo albums with his family. While he uses many digital devices, Steve values the ability to have physical access to his data if he needs it. To accomplish this, he usually burns data onto a DVD or syncs it to an external hard drive. What job would Daplie do for him? Daplie would allow Steve to easily secure his data in a physical, proximate place. He could access it anywhere, without compromise to security and share it safely with those he trusts and pay for it once with the ability to add additional storage in the future if needed.

Bobby Business

Bobby Business is an independent CPA who is 35 and lives in Middleton, TN. He drives an Acura and shops at Men's Warehouse, and prides himself on staying up to date on his industry's developments. What is his digital profile? Bobby spends much of his time in a tax platform and in Excel spreadsheets. He backs up his clients' important information by printing the documents, exporting them to an external hard drive or simply storing them on his local OS hard drive. What job would Daplie do for him? Daplie would allow Bobby to securely transfer and store his clients' financial documents, without any fear of them being accessed by external parties. The large and secure storage would also allow him to keep financial documents for a long time without running out of space, in the event of audits or a client wanting access to an old document. He would also take advantage of the ability to access the documents from anywhere on any device.

Grandma Shirley

Grandma Shirley is in her mid-70s, not nearly as tech savvy as Secure Steve, but just as concerned about securing lots of valuable digital content and history. Living in Newport Beach, CA, Grandma Shirley considers herself to be the keeper of the family's history and photographs. What is her digital profile? Grandma Shirley uses a PC laptop, an iPad, cable DVR and a diabetic blood sugar monitor in her daily life. Several of these were set up for her by her son since she isn't particularly comfortable setting up her own devices. She is an avid user of Ancestry.com and Family Search and relies on their systems to save the work she does on their site. She's proud of her ability to use Instagram to stay connected with her younger family. What job would Daplie do for her? Daplie would allow Grandma Shirley to feel confident that the photos and digital family history she keeps are protected and easy to access from any device. She would appreciate the ease of setup, and even though her son might purchase Daplie and walk her through the set up process, Grandma Shirley would be confident her precious material is saved for future generations.

Becky Blogger

Becky Blogger is a 28-year old who is a part-time dental hygienist and mother of a two-year old. Living in Troutdale, OR, Becky drives a small SUV and shops at Target, the Gap and Nordstrom. She takes great pride in her personal blog, which focuses on yoga and life coaching, and she hopes to build up her personal brand in the future through her social network. What is her digital profile? Becky currently uses an iPhone 6+, iMac, a Nikon DSLR and Roku. She is quite comfortable with technology, but has not yet found the perfect storage solution. She uses Instagram and has a Chatbooks subscription. So, she feels that these products and her blog are her scrapbooking and "back up" solutions. In addition, accessing and organizing files and photos isn't streamlined; she often emails files to herself so she can access them on different devices or have them at her fingertips. What job would Daplie do for her? Daplie would allow Becky to access her files across devices and it would also allow her to collect and curate the various photos posted across networks. If another mom emails photos from the playground or her husband texts a photo from work or a friend posts a college photo on Facebook, Becky will be able to search and store all of those photos. In addition, Becky will be able to easily create and own a blog that gives her full control of her own branding and allows her to build out her social network on her terms.

Music Mike

Mike lives in Burlington, VT and is a 27-year old sales rep for a medical devices company. He drives a Honda Civic, but likes to think of himself as being able to curate things that are unique to him, like an interest in Corvettes and his enthusiasm for Chris Pratt. What is his digital profile? Mike uses a range of digital devices, including an iPhone, kiosks, a laptop, an iPad, Xbox and a FitBit. He uses these devices mostly for entertainment: for photos and movies but most of his time is spent curating his music collection. He has a rich digital network and prides himself on sharing favorite songs with his friends across devices. He uses his phone, Facebook and Dropbox to share and store his digital files, and likes the infinite storage of Facebook, although he finds it hard to find old content. What job would Daplie do for him? Because Mike has a large collection of files, Daplie would allow him to find older material more easily and it would allow him to have more personal views and experiences with the larger space. The vanity domain and other forms of exclusivity help him feel like he truly owns his own content.

G. Intellectual Property and Research and Development

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/222,980	Provisional Patent	An Aesthetic Mechanism to Guild and Fasten Paired Components with Arbitrary Paired Connectors	September 24, 2015		USA
62/341,586	Provision Patent	Personal Cloud for Data Storage	May 25, 2016		USA

The Company has applied for a provisional application patent for its locking and connecting mechanism and plans to seek additional patent protection for other aspects of its proprietary technology, including patent protection for its device networking protocols. The Company has also applied for patent protection for its localized, network-accessible data storage.

Continued innovation is very important to our success. We spent $443.00 in 2015, and expect to spend $10,000 in 2016 on R&D, primarily on the development of our personal cloud storage devices.

H. Real Property

The Company does not currently own or lease any real property. Upon funding, the Company will seek to enter into a lease for officer which can be used to headquarter its operations and facilitate distribution of its products.

I. Governmental/Regulatory Approval and Compliance

Our products and services are not subject to federal, state and local laws and regulations. Encryption Regulatory Changes in the US (or abroad) could require software refactoring to remove Encryption protocols from the device.

J. Litigation

None

K. Other

The Company's principal address is 560 S. 100 W., Suite 1, Provo, UT 84601.

The Company's telephone number is 801-877-0715

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

IV. USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3%	$3,000	3%	$15,000
Estimated Attorney Fees	5%	$5,000	1%	$5,000
Estimated Accountant/Auditor Fees	3%	$3,000	1%	$3,000
Marketing	23%	$22,800	27%	$136,800
Research and Development	10%	$10,000	5%	$23,120
Manufacturing*	31%	$30,520	33%	$165,400
Equipment Purchases	0%	$0	0%	$0
Purchase of Real Property	0%	$0	0%	$0
Future Wages	11%	$11,400	20%	$100,000
Accrued Wages	0%	$0	0%	$0
Accrued expenses of officers, directors or employees	0%	$0	0%	$0
Repayment of Debt	5%	$5000	1%	$5,000
Repayment of obligations in arrears	0%	$0	0%	$0
General Working Capital	4%	$4,280	4%	$21,680
Offering Marketing Fees	5%	$5,000	5%	$25,000
Total	**100%**	**$100,000**	**100%**	**$500,000**

*Manufacturing expenses includes product development and the cost of manufacturing the product.

The Company does have discretion to alter the use of proceeds as set forth above. The Company

may alter the use of proceeds under the following circumstances: The Company make change the use of proceeds depending on actual costs of products and costs of marketing campaigns.

V.   DIRECTORS, OFFICERS AND EMPLOYEES

A. Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Bryson Hill*, 28,* is a member of the Board of Directors and has served as the Company's Chief Executive Officer since August 12, 2015. Prior to founding the Company, Mr. Hill served as a Developer for CrowdEngine from December 2014 through August 2015. In 2012, Mr. Hill had finished his Associates Degree with an emphasis in Entrepreneurship from Brigham Young University – Hawaii. In late 2014, Bryson attended a coding boot camp Dev Mountain and spent the following year working at designing crowdfunding compliance interfaces. Finally, in August 2015, he was accepted into Startup Ignition, an Entrepreneurship boot camp, and launched Daplie, Inc.

Joshua M. Isabell*, 26,* is Josh Isabell is a Board Member of Daplie, Inc. and Vice President of Retail of Daplie, Inc. He is also a founding partner and Vice President of Marketing at Bentonville Merchants International, a retail account management company that managed a portfolio of $250 million of retail sales in 2015. Josh brings strategic sales and sourcing relationships to Daplie and is responsible for guiding the sourcing and marketing strategy of the company. Josh received a Bachelor of Science degree in Business Management from Brigham Young University - Idaho.

Alvin O'Neal*, 29,* is co-founder and Chief Technical Officer of Daplie, Inc. He is a senior software engineer of over 10 years, wedding DJ, and artisan. He directs product vision, company culture, and provides technical and soft expertise in the areas of software engineering, hardware engineering, and user experience design. After studying Computer Science, Information Technology, and HCI/UXD at BYU, AJ took on the role of lead software developer at SpotterRF and built and managed a team of 6 software engineers before becoming a freelance consultant while doing the groundwork for what today has become Cloud by Daplie. He is a technophobic technologist, accepting only the best of technology and that serves to enrich the human experience and lives outside of Provo, UT.

B. Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Shareholders

C. Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

D. Employees

The Company currently has 2 employees in Utah and Oregon.

VI. CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Common Stock Common Stock
Amount outstanding	963,457
Voting Rights	Standard Voting Rights
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	

Type of security	Class B Common Stock Common Stock
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Class B Common Stock Common Stock (assuming conversion of convertible securities)	0%

Type of security	Preferred Stock Preferred Stock
Amount outstanding	0
Voting Rights	Voting Stock based upon conversion rate
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Class B Common Stock Common Stock (assuming conversion if convertible securities)	0.0%

B. Debt

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Mildred O'Neal
Amount outstanding	$250.00
Interest rate and payment schedule	4% interest
Amortization schedule	Payments commence September 2016
Describe any collateral or security	None
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sophia O'Neal
Amount outstanding	$350.00
Interest rate and payment schedule	4% interest only
Amortization schedule	Payments commence September 2016
Describe any collateral or security	none
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Alex O'Neal
Amount outstanding	$250.00
Interest rate and payment schedule	4% interest only
Amortization schedule	balloon loan
Describe any collateral or security	none
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sharon Turner
Amount outstanding	$100.00
Interest rate and payment schedule	4% interest only
Amortization schedule	balloon loan
Describe any collateral or security	none
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sophia O'Neal
Amount outstanding	$18,000.00
Interest rate and payment schedule	4% interest only
Amortization schedule	Payments commence September 2016
Describe any collateral or security	none
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sharon Turner
Amount outstanding	$3,000.00
Interest rate and payment schedule	4% interest only
Amortization schedule	balloon loan
Describe any collateral or security	none
Maturity date	September 24, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Patent Law Works, LLP
Amount outstanding	$5,000.00
Interest rate and payment schedule	4% interest only
Amortization schedule	Payable on demand
Describe any collateral or security	none
Maturity date	Payable on demand
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Carman Lehnhof Israelsen, LLP
Amount outstanding	$5,000.00
Interest rate and payment schedule	4% interest only
Amortization schedule	Payable on demand
Describe any collateral or security	none
Maturity date	Payable on demand
Other material terms	

C. Warrants

The Company has offered contractors warrants for services provided:

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	1688.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, September 15th, 2019
Name of Contractor	Damian Pacheco
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	1488.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, September 15th, 2019
Name of Contractor	Dean Mackey
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	3144.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, September 15th, 2019
Name of Contractor	Derek Steadman
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	3968.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Derek Johnson
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	1008.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Neil Hinckley
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	2208.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Alvin A. ONeal
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	888.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	John D. Storey
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	968.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Damian Pacheco
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	2880.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Dexter Richard
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	144.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Devin Pyle
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	3048.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Brian Bourgerie
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	2392.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Brian Bourgerie
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	976.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Jacob Wagner
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	184.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Joshua Hill
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	80.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Marilee Crockett
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	80.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Hanna Wright
Other material terms	

Type of Security	Warrant
Underlying Security	Class A Common Stock Common Stock
Amount outstanding	600.0
Strike Price	0.0875
Expiration Date	5:00 p.m., Utah local time, May 13th, 2019
Name of Contractor	Kevin L. Hill
Other material terms	

D. Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Common Stock	162,207	$363,757.58	Product Development and Working Capital	February 29, 2016	Intrastate Exemption

E. Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,127,265.0.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

F. Ownership

The Company's shareholders consist of its founders and executive officers as well as a number of early investors and service providers. The Company currently has ten (10) shareholders who all hold shares of Class A Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Bryson C. Hill	67%

Following the Offering, the Purchasers will own approximately 2.0% of the Company if the Minimum Amount is raised and approximately 9.0% if the Maximum Amount is raised.

VII. FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

A. Operations

We are a pre-revenue company and our primary expenses consist of the following: General and administrative expenses, sales and marketing, product development, professional fees and compensation. We do not anticipate generating revenue until the fourth quarter of 2016. Since we are pre-revenue and have not engaged in any revenue producing activities, we do not believe that our lack of prior earnings will be indicative of future earnings and cash flows. The Company intends to achieve profitability in the next 12 months by completing the production of its products, engaging in marketing activities and entering into agreements with key resellers for the sale of our products. The Company currently requires $5,000.00 a month to sustain operations.

B. Liquidity and Capital Resources

The proceeds of the offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will be used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the offering.

Such additional sources of capital are not necessary to the operations of the Company.

C. Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company intends to make the following material capital expenditures in the future:
- Product Design;
- Product Manufacturing

D. Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional

financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

VIII. THE OFFERING AND THE SECURITIES

A. The Offering

The Company is offering up to 100,000 shares of Class A Common Stock (the "Securities") for up to $500,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional securities will be allocated on a Pro-rata basis. For instance, current subscribers will be allowed to purchase additional shares on a pro-rata basis up to their investment limitations. Excess or unpurchased Securities will then be offered to subscribers that have the ability to purchase additional shares.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with [●] until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable

thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through Wefunder Portal, LLC (the "Intermediary"). In exchange for its services, Wefunder Portal, LLC will receive a commission equal to three percent (3%) of the total offering amount.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is eShares, Inc.

B. The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 8,000,000 shares of common stock, par value $0.001 per share, of which 983,457 Class A common shares will be issued and outstanding, and (ii) 2,000,000 shares of preferred stock, par value $0.000000 per share, of which no preferred shares will be issued and outstanding.

Voting and Other Rights

Holders of basic Class A common shares have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not, in all likelihood, have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of the Class A Common Stock in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company has not issued dividends in the past. The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class A Common Stock would be entitled to the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

C. Voting and Control

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

D. Anti-Dilution Rights

The Securities do not have anti-dilution rights.

E. Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the

equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

F. Other Material Terms

The Company does not have the right to repurchase the Common Stock.

IX. TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

X. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

* Mildred O'Neal (Paternal Grandmother of AJ ONeal) – Convertible Debt financing for the company
* Sophia O'Neal (Step-Mother of AJ ONeal) – Convertible Debt financing for the company
* Alex O'Neal (Father of AJ ONeal) – Convertible Debt financing for the company
* Sharon Turner (Maternal Grandmother of Bryson Hill) – Convertible Debt financing for the company
* Joshua Hill (Brother of Bryson Hill) – Warrant Transaction for services provided

    *   Kevin L. Hill (Father of Bryson Hill) – Warrant Transaction for services provided
    *   Hanna Wright (Sister of AJ ONeal) – Warrant Transaction for services provided

B. Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

None

XI.   OTHER INFORMATION

A. Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Bryson C. Hill
_____
(Signature)

Bryson C. Hill
_____
(Issuer)

Chief Executive Officer
_____
(Title)

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bryson C. Hill
_____
(Signature)

Bryson Hill
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements